SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2006
Commission File Number 1-11412
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)
Suites 1602-05, Chater House, 8 Connaught Road Central,
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___)

SIGNATURE
EXHIBIT INDEX
EX-99.1 ANNOUNCEMENT DATED OCTOBER 9, 2006

     Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:
99.1:	An announcement, dated October 9, 2006, and published in the newspapers in Hong Kong on October 10, 2006, regarding:
•	the resignation of Mr. Zha Jianping as the Chief Financial Officer of the Registrant effective October 9, 2006; and

•	the appointment of Mr. Lei Xiaoyang, an executive director of the Registrant, as the Chief Financial Officer of the Registrant effective October 9, 2006.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Xiaoan Wu
	Name:	Xiaoan Wu
	Title:	Chairman

Date: October 10, 2006

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EXHIBIT INDEX

Exhibit	Description
99.1:	Announcement, dated October 9, 2006, and published in the newspapers in Hong Kong on October 10, 2006, regarding:
•	the resignation of Mr. Zha Jianping as Chief Financial Officer of the Registrant effective October 9, 2006; and

•	the appointment of Mr. Lei Xiaoyang, an executive director of the Registrant, as the Chief Financial Officer of the Registrant effective October 9, 2006.

4